CORPORATE OFFICE : PLOT NO. 90 , SECTOR 32, GURGAON-122 001 (HARYANA), (INDIA)
PHONE:+91-124-4135000 FAX:(91-124) 4106490

SEC:SE **BY AIR MAIL** [redacted]
12th August, 2008

08004830

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International, Corporation Finance,
450, Fifth Street, N.W.
WASHINGTON, D.C.20549

SUPPL

RECEIVED
2008 SEP 10 P 12:13

Dear Sir,

SUB: i) **Listing Application**
ii) **Form No.2-Return of Allotment**
iii) **Annual return as on 30.05.2008**

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

Enclosed please find the copies of the following documents:

S.No.	Listing Application / Form No.2 /Annual Return	Particulars
1.	Listing Application	Filed with Stock Exchanges for Listing of 84,211 Equity Shares of Rs.5/- each allotted on 09.04.2008 Under Employees Stock Option Scheme.
2.	Form No.2-Return of Allotment	Filed with Registrar of Companies
3.	Listing Application	Filed with Stock Exchanges for Listing of 8,31,918 Equity Shares of Rs.5/- each allotted on 10.07.2008 Under Employees Stock Option Scheme.
4.	Form No.2-Return of Allotment	Filed with Registrar of Companies
5.	Annual Return as on 30.05.2008	Filed with Registrar of Companies

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

PROCESSED
SEP 1 2 2008
THOMSON REUTERS

(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above

FORM 2

Return of allotment

[Pursuant to section 75(1) of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).* Corporate identity number (CIN) of company: L24231PB1961PLC003747 [Pre - Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: RANBAXY LABORATORIES LTD

(b). Address of the registered office of the company:
A-11, INDUSTRIAL AREA,SAS NAGAR, MOHALI, ROPAR
Punjab
INDIA
160055

3. *Date of allotment: 10/07/2008 (DD/MM/YYYY)

4.Shares allotted payable in cash

Class of shares ☐ Preference ☒ Equity

Class of Shares		Preference	Equity
Number of shares allotted			831,918
Nominal amount per share	(in Rs.)		5.00
Total nominal amount	(in Rs.)		4,159,590
Amount paid per share on application	(in Rs.)		5.00
Total amount paid on application	(in Rs.)		4,159,590
Amount due and payable per share on allotment (excluding premium)	(in Rs.)		0.00
Total amount paid on allotment (excluding premium)	(in Rs.)		0.00
Premium amount per share due and payable (if any)	(in Rs.)		0.00
Total premium amount due and payable (if any)	(in Rs.)		0.00
Premium amount paid per share (if any)	(in Rs.)		301.69
Total premium amount paid (if any)	(in Rs.)		250,985,321.5
Amount of discount per share (if any)	(in Rs.)		0.00
Total discount amount (if any)	(in Rs.)		0.00

5. Shares allotted for consideration otherwise than in cash

Class of shares ☐ Preference ☐ Equity

Class of Shares	Preference	Equity
Number of shares allotted		
Nominal amount per share (in Rs.)		
Amount to be treated as paid-up on each share (in Rs.)		
The consideration for which such shares have been allotted		
(a).Property and assets acquired Description		
Amount (in Rs.)		
(b).Goodwill Description		
Amount (in Rs.)		
(c). Services (give nature of services) Description		
Amount (in Rs.)		
(d) Other items (to be specified) Description		
Amount (in Rs.)		

6. Bonus shares issued

(a) Number of bonus shares ☐

(b) Nominal amount per share (in Rs.) ☐

(c) Amount to be treated as paid-up per share (in Rs.) ☐

7(a). Total nominal value of equity shares issued including the present allotment (in Rs.) 1,870,348,940.00

(b). Total nominal value of preference shares issued including the present allotment (in Rs.) 0.00

8 (a). Date of passing the special resolution authorising issue under section 81 29/06/2000 (DD/MM/YYYY)

(b). Service request number (SRN) of Form 23

Attachments

1. Copy of the resolution authorising the issue of bonus shares [Attach]
2. *List of allottees [Attach]
3. Copy of the resolution for the issue of shares at a discount with a copy of the order of the Central Government [Attach]
4. Copy of the contract, if any, for allotment of shares for consideration otherwise than in cash [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

- AGM-RES-2000.pdf
- AGM Res.2003.pdf
- AGM-2005.pdf
- ROC-letter-ESOP-831918.pdf
- List of Allottees-ESOP.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.
I have been authorised by the board of directors' resolution dated * 19/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and records of M/s RANBAXY LABORATORIES LTD and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

1.	Name of Company	**RANBAXY LABORATORIES LTD**
2.	New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3.	New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 10.07.2008 8,31,918 Equity Shares of Rs.5/ each As per statement attached.
4.	New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5.	New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and, their (d) nominees (iv) Number of shares allotted to- (a) Public other than directors	NOT APPLICABLE

RANBAXY LABORATORIES LTD. GURGAON

And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to- (a) Public other than Directors and	NOT APPLICABLE

RANBAXY LABORATORIES LTD. GURGAON

underwriters of their Nominees. (b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD

Sd/-

(S.K. PATAWARI)
COMPANY SECRETARY

RANBAXY LABORATORIES LTD. GURGAON

Date: July 12, 2008

(a) Offer price per share :

(i) **8,31,918 Equity Shares** :

a) Rs. 336.50 per share

49437 Equity Shares (inclusive of 18534 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) Rs. 297.50 per share

116350 Equity Shares (inclusive of 43614 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) Rs. 372.50 per share

168009 Equity Shares (inclusive of 62978 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

d) Rs. 283.50 per share

239761 Equity Shares

e) Rs. 496.00 per share

94365 Equity Shares

f) Rs. 538.50 per share

20150 Equity Shares

g) Rs. 392.00 per share

90492 Equity Shares

h) Rs. 430.00 per share

52229 Equity Shares

i) Rs. 391.00 per share

1125 Equity Shares

831918

RANBAXY LABORATORIES LTD. GURGAON

FORM 2

Return of allotment

[Pursuant to section 75(1) of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).* Corporate identity number (CIN) of company: L24231PB1961PLC003747 [Pre - Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: RANBAXY LABORATORIES LTD

(b). Address of the registered office of the company:
A-11, INDUSTRIAL AREA,SAS NAGAR, MOHALI, ROPAR
Punjab
INDIA
160055

3. *Date of allotment: 09/04/2008 (DD/MM/YYYY)

4.Shares allotted payable in cash

Class of shares ☐ Preference ☒ Equity

Class of Shares		Preference	Equity
Number of shares allotted			84,211
Nominal amount per share	(in Rs.)		5.00
Total nominal amount	(in Rs.)		421,055
Amount paid per share on application	(in Rs.)		5.00
Total amount paid on application	(in Rs.)		421,055
Amount due and payable per share on allotment (excluding premium)	(in Rs.)		0.00
Total amount paid on allotment (excluding premium)	(in Rs.)		0.00
Premium amount per share due and payable (if any)	(in Rs.)		256.12
Total premium amount due and payable (if any)	(in Rs.)		21,568,053.5
Premium amount paid per share (if any)	(in Rs.)		256.12
Total premium amount paid (if any)	(in Rs.)		21,568,053.5
Amount of discount per share (if any)	(in Rs.)		0.00
Total discount amount (if any)	(in Rs.)		

5. Shares allotted for consideration otherwise than in cash

Class of shares ☐ Preference ☐ Equity

Class of Shares	Preference	Equity
Number of shares allotted		
Nominal amount per share (in Rs.)		
Amount to be treated as paid-up on each share (in Rs.)		
The consideration for which such shares have been allotted		
(a).Property and assets acquired Description		
Amount (in Rs.)		
(b).Goodwill Description		
Amount (in Rs.)		
(c). Services (give nature of services) Description		
Amount (in Rs.)		
(d) Other items (to be specified) Description		
Amount (in Rs.)		

6. Bonus shares issued

(a) Number of bonus shares ☐

(b) Nominal amount per share (in Rs.) ☐

(c) Amount to be treated as paid-up per share (in Rs.) ☐

7(a). Total nominal value of equity shares issued including the present allotment (in Rs.) 1,866,189,350.00

(b). Total nominal value of preference shares issued including the present allotment (in Rs.) 0.00

8 (a). Date of passing the special resolution authorising issue under section 81 29/06/2000 (DD/MM/YYYY)

(b). Service request number (SRN) of Form 23

Attachments

1. Copy of the resolution authorising the issue of bonus shares [Attach]
2. *List of allottees [Attach]
3. Copy of the resolution for the issue of shares at a discount with a copy of the order of the Central Government [Attach]
4. Copy of the contract, if any, for allotment of shares for consideration otherwise than in cash [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

BHN.SFT.3111/qeg
BHN Sf t/3114/qeg
BHN.3116/qeg
FTPQSPDSf hjtuf s/qeg
FTPQSf t pmujpo.ebuf e 1: /15/3119.9532
FTPQSPD rhuf s/qeg

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.
I have been authorised by the board of directors' resolution dated * 19/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and

records of M/s RANBAXY LABORATORIES LTD

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

RECEIVED
[illegible]

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

1. Name of Company	**RANBAXY LABORATORIES LTD**
2. New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3. New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 09.04.2008 84,211 Equity Shares of Rs.5/ each As per statement attached.
4. New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5. New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees (iv) Number of shares allotted to- (a) Public other than directors	NOT APPLICABLE

RANBAXY LABORATORIES LIMITED GURGAON

And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to- (a) Public other than Directors and	NOT APPLICABLE

RANBAXY LABORATORIES LIMITED GURGAON

underwriters of their Nominees. (b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market.	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD

Date: April 16, 2008

(S.K. PATAWARI)
COMPANY SECRETARY

Annexure-'A

(a) Offer price per share :

(i) **84,211 Equity Shares** :

a) Rs. 336.50 per share

4711 Equity Shares (inclusive of 1765 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) Rs. 297.50 per share

12943 Equity Shares (inclusive of 4848 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) Rs. 372.50 per share

17737 Equity Shares (inclusive of 6643 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

d) Rs. 283.50 per share

43120 Equity Shares

e) Rs. 392.00 per share

5610 Equity Shares

f) Rs. 430.00 per share

90 Equity Shares

84211

RANBAXY LABORATORIES LIMITED GURGAON

ANNUAL RETURN

Form of Annual Return of a Co. Having a Share Capital

The Companies Act, 1956 (1 of 1956)

SCHEDULE V PART II

(See Section 159)

I. REGISTRATION DETAILS

Registration No. 003747 State Code 16 (Refer Code List 1)

CIN NO. L24231PB1961PLC003747

Registration Date 16 06 1961 (Date Month Year)

Whether shares listed on recognised Stock Exchange(s) Y (Y Yes N No)

If Yes, Stock exchange code (Totals) (Refer Code List 2) A 1025 B XXXX

AGM Held Y (Y-Yes N-No) Date of AGM Due Date 30 05 2008 (Date Month Year)

II. Name and Registered Office Address of Company

Company Name RANBAXY LABORATORIES LIMITED

Address A-11 INDUSTRIAL AREA SAHIBZADA AJIT SINGH NAGAR

Town City MOHALI

State PUNJAB Pin Code 160055

Telephone with STD X0172 (Area Code) 2271450-51 (Number)

Fax Number

Email Address secretarial@ranbaxy.com

As per Notfn. No. G.S.R. 389 (E), F. No. 3/24/94 - CL.V, dt. 15-5-95, Deptt. of Co. Affairs and Amended by Notification No. G.S.R. 751(E), dt. 2-11-2002

III. Capital Structure of the Company (Amount in Rs. Thousands)

Authorised Shares Capital Breakup

Type of Shares	No. of Shares	Nominal Value (in Rs.)
(i) Equity	598000000	XXXX5
(ii) Preference	XX100000	XX400
Total Authorised Capital	XX30000000	

Issued Share Capital Breakup

Type of Share	No. of Shares	Nominal Value (in Rs.)
(i) Equity	373237870	XXXX5
(ii) Preference	XXXXXXXX	XXXXX
Total Issued Capital	XX1866189	

Subscribed Share Capital Breakup

Type of Shares	No. of Shares	Nominal Value (in Rs.)
(i) Equity	373237870	XXXX5
(ii) Preference	XXXXXXXX	XXXXX
Total Subscribed Capital	XX1866189	

Paid up Share Capital Breakup

Type of Shares	No. of Shares	Amount Paid up (in Rs.)
(i) Equity	373237870	XXXX5
(ii) Preference		
Total Paid up Capital	XX1866189	

Debentures Breakup

Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
(i) Non Convertible		
(ii) Partly Convertible	NIL	
(iii) Fully Convertible		
Total Amount		

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name	Surname: SINGH; Middle Name: ; First Name: HARPAL
Nationality	I (I-Indian, F-Foreign)
Date of birth	11 / 09 / 1949 (Date / Month / Year)
Designation	Chairman w.e.f. 27.04.2007 — C (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)
Date of Appointment	10 / 07 / 2000 (Date / Month / Year)
Date of Ceasing	XX / XX / XXXX
Election Commission Identity Card No. (If issued)	

Name	Surname: BHARAT RAM; Middle Name: ; First Name: VIVEK
Nationality	I (I-Indian, F-Foreign)
Date of birth	21 / 10 / 1943 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	18 / 09 / 1992 (Date / Month / Year)
Date of Ceasing	XX / XX / XXXX
Election Commission Identity Card No. (if issued)	

Name	Surname: DAS; Middle Name: ; First Name: GURCHARAN
Nationality	I (I-Indian, F-Foreign)
Date of birth	03 / 10 / 1943 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	23 / 01 / 2004 (Date / Month / Year)
Date of Ceasing	XX / XX / XXXX
Election Commission Identity Card No. (if issued)	

C.P. No. 3728 COMPANY SECRETARIES

IV. Directors/Manager/Secretary Information (Contd.)

Residential Address	B-10 ANAND NIKETAN
	NEW DELHI
Town/City	
District	
State	NCT OF DELHI
Pin Code	110021

Residential Address	23/24 MAULSARI AVENUE
	WESTEND GREEN FARMS
Town/City	PHASE-I RAJOKRI N DELHI
District	
State	NCT OF DELHI
Pin Code	110038

Residential Address	124 JOR BAGH
	NEW DELHI
Town/City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110003

Note: Additional Sheets may be attached if needed.

C.P. No. 2308 COMPANY SECRETARIES

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name	Surname: GODHWANI; Middle Name: ; First Name: SUNIL
Nationality	I (I-Indian, F-Foreign)
Date of birth	Date: 10; Month: 12; Year: 1960
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)
Date of Appointment	Date: 31; Month: 05; Year: 2007
Date of Ceasing	Date: XX; Month: XX; Year: XXXX
Election Commission Identity Card No. (if issued)	

Name	JOSHI SINGH PREETINDER (Surname / Middle Name / First Name)
Nationality	I (I-Indian, F-Foreign)
Date of birth	Date: 17; Month: 11; Year: 1947
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	Date: 09; Month: 05; Year: 1995
Date of Ceasing	Date: XX; Month: XX; Year: XXXX
Election Commission Identity Card No. (if issued)	

Name	Surname: KAMPANI; Middle Name: N; First Name: NIMESH
Nationality	I (I-Indian, F-Foreign)
Date of birth	Date: 30; Month: 09; Year: 1946
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	Date: 20; Month: 11; Year: 1997
Date of Ceasing	Date: XX; Month: XX; Year: XXXX
Election Commission Identity Card No. (if issued)	

IV. Directors/Manager/Secretary Information (Contd.)

Residential Address: A - 2 INAYAT FARM
FATEHPURI BERI ASOLA
Town/City: MEHRAULI NEW DELHI
District:
State: NCT OF DELHI
Pin Code: 110030

Residential Address: MAHARAJ SAWAN SINGH
CHARITABLE HOSPITAL
Town/City: BEAS
District:
State: PUNJAB
Pin Code: 143201

Residential Address: 123 MAKER TOWER 'B'
12TH FLOOR CUFFE PARADE
Town/City: MUMBAI
District:
State: MAHARASHTRA
Pin Code: 400005

Note : Additional Sheets may be attached if needed.

C.P. No. 2388 COMPANY SECRETARIES

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name: KAUL (Surname) KUMAR (Middle Name) VINAY (First Name)

Nationality: I (I-Indian ✓, F-Foreign)

Date of birth: 06 (Date) 04 (Month) 1944 (Year)

Designation: D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director ✓, M-Managing director)

Date of Appointment: 01 (Date) 01 (Month) 2004 (Year)

Date of Ceasing: XX (Date) XX (Month) XXXX (Year)

Election Commission Identity Card No. (if issued):

Name: MEHRA (Surname) (Middle Name) VIVEK (First Name)

Nationality: I (I-Indian ✓, F-Foreign)

Date of birth: 21 (Date) 04 (Month) 1955 (Year)

Designation: D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R Manager, D-Director ✓, M-Managing Director)

Date of Appointment: 09 (Date) 07 (Month) 2001 (Year)

Date of Ceasing: XX (Date) XX (Month) XXXX (Year)

Election Commission Identity Card No. (if issued):

Name: MEHROTRA (Surname) (Middle Name) RAVI (First Name)

Nationality: I (I-Indian ✓, F-Foreign)

Date of birth: 28 (Date) 01 (Month) 1961 (Year)

Designation: D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director ✓, M-Managing Director)

Date of Appointment: 28 (Date) 07 (Month) 2005 (Year)

Date of Ceasing: XX (Date) XX (Month) XXXX (Year)

Election Commission Identity Card No. (if issued):

C.P. No. 2388

IV. Directors/Manager/Secretary Information (Contd.)

Residential Address	6208 & 8204 VASANT KUNJ
Town/City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110065

Residential Address	B-314 NEW FRIENDS COLONY
Town/City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110065

Residential Address	40-A BLOCK ESTORIL COURTS 55 GARDEN ROAD
Town/City	MID LEVEL HONG KONG
District	
State	
Pin Code	

Note : Additional Sheets may be attached if needed.

C.P. No. 7300 COMPANY SECRETARIES

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name	* SINGHMOHAN (Surname) SHIVENDER (First Name)
Nationality	I (I-Indian / F-Foreign)
Date of birth	21 (Date) 07 (Month) 1975 (Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)
Date of Appointment	18 (Date) 01 (Month) 2006 (Year)
Date of Ceasing	30 (Date) 05 (Month) 2008 (Year)
Election Commission Identity Card No. (if issued)	

Name	SINGHMOHAN (Surname) SHIVENDER (First Name)
Nationality	I (I-Indian / F-Foreign)
Date of birth	21 (Date) 07 (Month) 1975 (Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	30 (Date) 05 (Month) 2008 (Year)
Date of Ceasing	XX (Date) XX (Month) XXXX (Year)
Election Commission Identity Card No. (if issued)	

Name	SINGH (Surname) DAULET (Middle Name) SURENDRA (First Name)
Nationality	I (I-Indian / F-Foreign)
Date of birth	04 (Date) 06 (Month) 1942 (Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	01 (Date) 08 (Month) 1997 (Year)
Date of Ceasing	XX (Date) XX (Month) XXXX (Year)
Election Commission Identity Card No. (if issued)	

C.P. No. 2323

* Mr. Shivinder mohan Singh was appointed as a Director of the Company effective January 18, 2006 in the casual Vacancy caused by Resignation of Mr. J.M. Balasi and held office of Director upto this Annual General Meeting Subsequently he was appointed as Director in the AGM held on 30/05/2008

IV. Directors/Manager/Secretary Information (Contd.)

Residential Address: 1 SOUTH END LANE

Town/City: NEW DELHI

District:

State: NCT OF DELHI

Pin Code: 110011

Residential Address: 1 SOUTH END LANE

Town/City: NEW DELHI

District:

State: NCT OF DELHI

Pin Code: 110011

Residential Address: FLAT NO2 11 AURANGZEB ROAD

Town/City: NEW DELHI

District:

State: NCT OF DELHI

Pin Code: 110011

---

*Note : Additional Sheets may be attached if needed.

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name *	TEMPEST (Surname) W (Middle Name) BRIAN DR (First Name)
Nationality	F (I-Indian, F-Foreign)
Date of birth	13 (Date) 06 (Month) 1947 (Year)
Designation	W (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)
Date of Appointment	09 (Date) 07 (Month) 2001 (Year)
Date of Ceasing	31 (Date) 12 (Month) 2007 (Year)
Election Commission Identity Card No. (if issued)	

Name *	TEMPEST (Surname) W (Middle Name) BRIAN DR (First Name)
Nationality	F (I-Indian, F-Foreign)
Date of birth	13 (Date) 06 (Month) 1947 (Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	17 (Date) 01 (Month) 2008 (Year)
Date of Ceasing	XX (Date) XX (Month) XXXX (Year)
Election Commission Identity Card No. (if issued)	

Name	SINGH (Surname) MOHAN (Middle Name) MALVINDER (First Name)
Nationality	I (I-Indian, F-Foreign)
Date of birth	27 (Date) 1 (Month) 1972 (Year)
Designation	M (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director) Chief Executive Officer and Managing Director w.e.f 18.01.2006
Date of Appointment	as Whole Time Director 01 (Date) 01 (Month) 2004 (Year)
Date of Ceasing	XX (Date) XX (Month) XXXX (Year)
Election Commission Identity Card No. (if issued)	

* Dr. Brian W. Tempest retired as Chief Mentor and the Executive Vice Chairman of the Board of Directors of the Company effective close of business hours on December 31, 2007 on completion of his term. Subsequently he was appointed as Director w.e.f 17.01.2008

IV. Directors Manager Secretary Information (Contd.)

Residential Address	TANGLE WOOD STREET
	LENOARDS HILL WINDSOR
Town City	UNITED KINGDOM
District	
State	
Pin Code	

Residential Address	TANGLE WOOD STREET
	LENOARDS HILL WINDSOR
Town City	UNITED KINGDOM
District	
State	
Pin Code	

Residential Address	VISTAS 26 MAULSARI
	AVENUE WEST END GREEN
Town/City	FARMS RAJKORI N DELHI
District	
State	NCT OF DELHI
Pin Code	110038

Note : Additional Sheets may be attached if needed.

C.P. No. 2333 COMPANY SECRETARIES

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part 1 of Schedule V]

Name: SOBTI (Surname) — (Middle Name) ATUL (First Name)

Nationality: I (I-Indian, F-Foreign)

Date of birth: 24 04 1954 (Date Month Year)

Designation: W (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)

Date of Appointment: 18 01 2007 (Date Month Year)

Date of Ceasing: XX XX XXXX (Date Month Year)

Election Commission Identity Card No. (If issued):

Name: ADIGE (Surname) L (Middle Name) RAMESH (First Name)

Nationality: I (I-Indian, F-Foreign)

Date of birth: 18 06 1950 (Date Month Year)

Designation: W (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)

Date of Appointment: 18 01 2005 (Date Month Year)

Date of Ceasing: XX XX XXXX (Date Month Year)

Election Commission Identity Card No. (If issued):

Name: PATAWARI (Surname) KUMAR (Middle Name) SUSHIL (First Name)

Nationality: I (I-Indian, F-Foreign)

Date of birth: 15 06 1955 (Date Month Year)

Designation: S (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)

Date of Appointment: 21 09 1995 (Date Month Year)

Date of Ceasing: (Date Month Year)

Election Commission Identity Card No. (if issued):

C.P. No. 2350

IV. Directors/Manager/Secretary Information (Contd.)

Residential Address: 909 SOUTH CITY HEIGHTS
SOUTH CITY GURGAON
Town/City: GURGAON
District:
State: HARYANA
Pin Code: 122001

Residential Address: C-12 IST FLOOR
HAUZ KHAS
Town/City: NEW DELHI
District:
State: NCT OF DELHI
Pin Code: 110016

Residential Address: 14/SA IST FLOOR VIKRAM
VIHAR LAJPAT NAGAR-IV
Town/City: NEW DELHI
District:
State: NCT OF DELHI
Pin Code: 110024

Note: Additional Sheets may be attached if needed.

V. Details of Shares/Debentures Held at Date of AGM

Ledger Folio of Share/Debenture Holder

Share Debenture Holder's Name — Surname / Middle Name / First Name

Father's/Husband's Name

Type of Share/Debenture — 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares Debentures Held/Stock, if any — Amount per Share (in Rs.)

Ledger Folio of Share Debenture Holder

Share Debenture Holder's Name — Surname / Middle Name / First Name

Father's/Husband's Name

Type of Share/Debenture — 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares Debentures Held Stock, if any — Amount per Share (in Rs.)

Ledger Folio of Share/Debenture Holder

Share Debenture Holder's Name — Surname / Middle Name / First Name

Father's/Husband's Name

Type of Share/Debenture — 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares Debentures Held Stock, if any — Amount per Share (in Rs.)

---

*Note : Separate sheet may be attached if needed. If number of such share holders exceed 10, if so desired a text file may be submitted on a floppy or a cartridge tape in the format given in Annexure-III.

COMPANY SECRETARIES C.P. No. 2311

V. Details of Shares Debentures held at date of AGM (Contd.)

Address

Town City

District

State

Pin Code

As per Attached

Address

Town/City

District

State

Pin Code

Address

Town City

District

State

Pin Code

VI. Details of Shares/Debentures Transfers since Date of last AGM

(or in the case of the first return at any time since the incorporation of the company)*

Date of Previous AGM 31 (Date) 05 (Month) 2007 (Year)

Date of Registration of Transfer of Shares [ ][ ] Date [ ][ ] Month [ ][ ][ ][ ] Year

Type of transfer [ ] 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Transferred [ ][ ][ ][ ][ ][ ] Amount per Share (in Rs.) [ ][ ][ ][ ][ ][ ]

Ledger Folio of Transferor [ ][ ][ ][ ][ ][ ]

Transferor's Name [ ] Surname [ ] Middle Name [ ] First Name

Ledger Folio of Transferee [ ][ ][ ][ ][ ][ ]

Transferee's Name [ ] Surname [ ] Middle Name [ ] First Name

Date of Registration of Transfer of Shares [ ][ ] Date [ ][ ] Month [ ][ ][ ][ ] Year

Type of transfer [ ] 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Transferred [ ][ ][ ][ ][ ][ ] Amount per Share (in Rs.) [ ][ ][ ][ ][ ][ ]

Ledger Folio of Transferor [ ][ ][ ][ ][ ][ ]

Transferor's Name [ ] Surname [ ] Middle Name [ ] First Name

Ledger Folio of Transferee [ ][ ][ ][ ][ ][ ]

Transferee's Name [ ] Surname [ ] Middle Name [ ] First Name

---

*Note : Separate sheet may be attached if needed. If number of such transactions exceed 10, if so desired a tax file may be submitted on a floppy or a cartridge tape in the format given in Annexure-IV.

C.P. No. 2314 COMPANY SECRETARIES

VII. Indebtedness of the Company

(Amount in Rs. Thousands),[Secured Loans including interest outstanding/ accrued but not due for payment]

Amount XX3650680 As on 31.12.2007

VIII. Equity Share Capital Breakup (Percentage of Total Equity)

(i) Govt. [Central & State(s)]

XXX

(ii) Govt. Companies

XXX

(iii) Public Financial Institutions

20.19

(iv) Nationalised Other Banks

0.38

(v) Mutual Funds

2.80

(vi) Venture Capital

XXX

(vii) Foreign Holdings FIIs/FCs, FFIs/NRIs/OCBs)

22.56

(Viii) Bodies Corporate (Not Mentioned Above)

2.19

(ix) Directors/Relatives of Directors

1.38

(x) Other top 50 Share Holders [Other than those listed above]

34.47

For NIT...

NITYANA...

We certify that :

(a) the return states the facts as they stood on the date of the annual general meeting aforesaid, correctly and completely :

(b) since the date of the last annual return the transfer of all shares, debentures, the issue of all further certificates of shares and debentures have been appropriately recorded in the books maintained for the purpose :

(c) the whole of amounts envisaged in clauses (a) to (e) of sub-section (2) of section 205C of the companies Act, 1956 remaining unpaid or unclaimed for a period of seven years from the date they become payable by a company have been credited to the investor education and protection fund.

(d) the company has not, since the date of the annual general meeting with reference to which the last return was submitted, or in the case of a first return, since the date of the incorporation of the company, issued any invitation to the public to subscribe for any shares or debentures of the company :

(e) where the annual return discloses the fact that the number of members of the company exceeds fifty, the excess consists wholly of persons who under sub-clause(I) section 3 are not to be included in the reckoning the number of fifty,

(f) since the date of annual general meeting with reference to which the first return was submitted or in the case of a first return since the date of the incorporation of the private company, no public company or deemed public company has or have held twenty five percent, or more of its paid up share capital ,

(g) the company did not have an average turnover of Rs. Ten Crores or more during the relevant period :

(h) since the date of the annual general meeting with reference to which the last annual return was submitted or since the date of incorporation of the company, if it is first return, the company did not hold twenty five percent or more of the paid up share capital of one or more public companies : and

(i) the private company did not accept or renew or invite deposits from the public.

For RANBAXY LABORATORIES LTD.

Whole-Time Director

For RANBAXY LABORATORIES LTD.

Signed

Company Secretary

Director :

Director/Managing Director :

Manager/Secretory :

Secretary in whole time practice .

CP No. :

For NITYANAND SINGH & CO.
COMPANY SECRETARIES

NITYANAND SINGH (PROP.)
CP NO 2358

Note : Certificates to be given by a Director and Manager/Secretary or by two Directors where there is no manager or secretary. In the case of a company whose shares are listed on a recognised stock exchange, the certificates shall also be signed by a secretary in whole time practice

CORPORATE OFFICE : PLOT NO. 90 , SECTOR 32, GURGAON-122 001 (HARYANA), (INDIA)
PHONE:+91-124-4135000-FAX:(91-124) 4106490

SEC:SE
30th January, 2008

BY AIR MAIL

RECEIVED
2009 SEP 10 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International, Corporation Finance,
450, Fifth Street, N.W.
WASHINGTON, D.C.20549

Dear Sir,

SUB: i) **Listing Application**
iv) **Form No.2-Return of Allotment**

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

Enclosed please find the copies of the following documents:

Listing Application	:	Filed with Stock Exchanges for Listing of 82830 Equity Shares of Rs.5/- each allotted on 10.01.2008 Under Employees Stock Option Scheme.
Form No.2-Return of Allotment	:	Filed with Registrar of Companies.

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above

RANBAXY LABORATORIES LIMITED
HEAD OFFICE : 12TH FLOOR, DEVIKA TOWER, 6 NEHRU PLACE, NEW DELHI-110019
REGISTERED OFFICE: SAHIBZADA AJIT SINGH NAGAR (MOHALI)- 160 055 (PUNJAB)
WEBSITE: http://www.ranbaxy.com

FORM 2

Return of allotment

[Pursuant to section 75(1) of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).* Corporate identity number (CIN) of company: L24231PB1961PLC003747 [Pre - Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: RANBAXY LABORATORIES LTD

(b). Address of the registered office of the company:
A-11, INDUSTRIAL AREA,SAS NAGAR, MOHALI, ROPAR
Punjab
INDIA
160055

3. *Date of allotment: 10/01/2008 (DD/MM/YYYY)

4.Shares allotted payable in cash

Class of shares: ☐ Preference ☒ Equity

Class of Shares		Preference	Equity
Number of shares allotted			82,830
Nominal amount per share	(in Rs.)		5.00
Total nominal amount	(in Rs.)		414,150
Amount paid per share on application	(in Rs.)		5.00
Total amount paid on application	(in Rs.)		414,150
Amount due and payable per share on allotment (excluding premium)	(in Rs.)		0.00
Total amount paid on allotment (excluding premium)	(in Rs.)		0.00
Premium amount per share due and payable (if any)	(in Rs.)		259.42
Total premium amount due and payable (if any)	(in Rs.)		21,488,078
Premium amount paid per share (if any)	(in Rs.)		259.42
Total premium amount paid (if any)	(in Rs.)		21,488,078
Amount of discount per share (if any)	(in Rs.)		0.00
Total discount amount (if any)	(in Rs.)		0.00

5. Shares allotted for consideration otherwise than in cash

Class of shares ☐ Preference ☐ Equity

Class of Shares	Preference	Equity
Number of shares allotted		
Nominal amount per share (in Rs.)		
Amount to be treated as paid-up on each share (in Rs.)		
The consideration for which such shares have been allotted		
(a).Property and assets acquired Description		
Amount (in Rs.)		
(b).Goodwill Description		
Amount (in Rs.)		
(c). Services (give nature of services) Description		
Amount (in Rs.)		
(d) Other items (to be specified) Description		
Amount (in Rs.)		

6. Bonus shares issued

(a) Number of bonus shares ☐

(b) Nominal amount per share (in Rs.) ☐

(c) Amount to be treated as paid-up per share (in Rs.) ☐

7(a). Total nominal value of equity shares issued including the present allotment (in Rs.) | 1,865,768,295.00

(b). Total nominal value of preference shares issued including the present allotment (in Rs.) | 0.00

8 (a). Date of passing the special resolution authorising issue under section 81 | 29/06/2000 | (DD/MM/YYYY)

(b). Service request number (SRN) of Form 23 |

Attachments

1. Copy of the resolution authorising the issue of bonus shares [Attach]
2. *List of allottees [Attach]
3. Copy of the resolution for the issue of shares at a discount with a copy of the order of the Central Government [Attach]
4. Copy of the contract, if any, for allotment of shares for consideration otherwise than in cash [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

AGM-RES-2000.pdf
AGM Res.2003.pdf
AGM-2005.pdf
ESOP-Resolution-10.01.2008.pdf
ESOP-List of Allottees-10.01.2008.pdf
ESOP-ROC letter dated 29.01.2008.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.
I have been authorised by the board of directors' resolution dated 19/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company [Susnil Kumar Patwari]

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and records of M/s RANBAXY LABORATORIES LTD and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice) [ ]

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [ ] [Submit to BO]

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

1.	Name of Company	**RANBAXY LABORATORIES LTD**
2.	New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3.	New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 10.01.2008 82,830 Equity Shares of Rs.5/ each As per statement attached.
4.	New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5.	New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Pubiic subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees (iv) Number of shares allotted to- (a) Public other than directors	NOT APPLICABLE

RANBAXY LABORATORIES LTD.
GURGAON

And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers.. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to- (a) Public other than Directors and	NOT APPLICABLE

RANBAXY LABORATORIES LTD. GURGAON

underwriters of their Nominees. (b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD

RANBAXY LABORATORIES LTD. GURGAON

(S.K. PATAWARI)
COMPANY SECRETARY

Date: January 16, 2008

<u>**Annexure-'A'**</u>

(a) Offer price per share :

(i) **82,830 Equity Shares** :

a) <u>Rs. 336.50 per share</u>

2892 Equity Shares (inclusive of 1084 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) <u>Rs. 297.50 per share</u>

8239 Equity Shares (inclusive of 308[illegible] additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) <u>Rs. 372.50 per share</u>

15313 Equity Shares (inclusive of 5737 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

d) <u>Rs. 283.50 per share</u>

54436 Equity Shares

e) <u>Rs. 392.00 per share</u>

1950 Equity Shares

82830


RANBAXY LABORATORIES LTD.
GURGAON

END